Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



09045281

4 February 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,466
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,466 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 January 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	283,418,947	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,613,947	Options over Ordinary Shares at various exercise prices
		1,469,637	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,469,637 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 January 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

29 January 2009

BY FAX - ORIGINAL IN POST
(61 2 823 233 50)

Macquarie Group Ltd.
No. 1 Martin Place
Sydney, NSW 2000

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 28 January 2009. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 283,418,947 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Macquarie Group Ltd.

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 28 January 2009

The previous notice was given to the company on: 02 September 2008

The previous notice was dated: 01 September 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	20,563,048	7.3186%	17,693,755	6.2430%

The shares being reported under this section are owned by accounts under the discretionary investment management of 4 investment management companies (Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Research and Management Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
02/09/2008 to 28/01/2009	The Capital Group Companies, Inc.	Decreased holdings	Average price of 33.5147	2,869,293 Ordinary Shares	2,869,293

See Annexure A dated 01 September 2008

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 28 January 2009 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

sign here ________________

date 29 January 2009

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 604 signed by this corporation dated 28 January 2009.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Macquarie Group Ltd.
28 January 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International Limited	43425700	10,479	
	43512000	3,670	
		14,149	
Capital International S.A.	45415100	1,905	
		1,905	
Capital International, Inc.	46520100	33,133	
	46642200	27,848	
		60,981	
Capital Research and Management Company	11000006	3,345,500	
	11000007	7,669,500	
	11000016	3,979,897	
	11000034	78,870	
	11000073	805,000	
	11000077	1,612,953	
	11000813	110,000	
	11000834	15,000	
		17,616,720	
GRAND TOTAL		**17,693,755**	**6.24%**

Nominee List

Macquarie Group Ltd.

28 January 2009

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43512000	3,670
Total Shares:	3,670

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000006	3,345,500
11000007	7,669,500
11000016	3,979,897
46642200	27,848
Total Shares:	15,022,745

DBS Nominees Pte. Ltd.
6 Shenton Way
Singapore
0106

11000073	805,000
Total Shares:	805,000

JP Morgan Chase Bank

11000034	78,870
11000834	15,000
Total Shares:	93,870

Westpac Banking Corp

45415100	1,905
Total Shares:	1,905

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000077	1,612,953
11000813	110,000
43425700	10,479
46520100	33,133

Nominee List

Macquarie Group Ltd.
28 January 2009

Nominee Name

	Total Shares:	1,766,565

Media Release


MACQUARIE

MACQUARIE GROUP TO ACQUIRE CONSTELLATION ENERGY'S DOWNSTREAM NATURAL GAS TRADING OPERATIONS

LOS ANGELES, FEBRUARY 3, 2009 — Macquarie Group ("Macquarie") (ASX: MQG) today announced that it has entered into an agreement to acquire Constellation Energy's ("Constellation Energy") (NYSE: CEG) Houston-based downstream natural gas trading operations ("Business"). When combined with Macquarie's existing North American gas trading business, Macquarie Cook Energy, the business will become a leading participant in the North American wholesale natural gas market.

In a related transaction, Macquarie Cook Energy and Constellation Energy announced that they have signed a letter of intent under which Macquarie Cook Energy will supply natural gas to Constellation's Louisville, KY-based retail gas division, Constellation NewEnergy Gas.

Based in Houston and with operations in Calgary and Baltimore, Constellation Energy's downstream natural gas trading unit provides physical natural gas to meet the fuel supply needs of customers, including local distribution companies, power generators, retail aggregators, industrials and large end-users in the United States and Canada. Constellation Energy's downstream natural gas trading unit is one of the largest marketers of natural gas in North America. The Business averages over 10 billion cubic feet ("bcf") per day and has approximately 130 employees.

The Business will be integrated into Macquarie's existing North American natural gas trading and marketing platform, Macquarie Cook Energy. Macquarie Cook Energy is a well-established part of the North American natural gas trading and marketing sector, offering industry participants a range of energy services and solutions, including asset

management and optimization, structured hedging, core needs fulfillment and sophisticated risk management tools. Macquarie Cook Energy was established in 2005 following the acquisition of Los Angeles-based Cook Inlet Energy Supply LLC and today has offices in Los Angeles and Denver. Macquarie Cook Energy averages circa 3 bcf per day and has approximately 80 employees. Operating alongside Macquarie Cook Energy in the North American energy markets is Macquarie Cook Power, an affiliated business also within Macquarie Group. Macquarie Cook Power has operated since early 2007 and services North American electricity producers, mid-sized utilities, industrial users, and other large wholesale energy sector participants.

"This transaction is a logical addition in the evolution of Macquarie's North American gas trading business and will form an integral part of our larger energy markets platform which we have grown in key global markets since 2002," said Andrew Downe, Executive Director and Global Head of Macquarie's Treasury and Commodities Group. "Constellation Energy has built a well-regarded and profitable natural gas trading business with a strong market position and this acquisition will greatly improve Macquarie's position within the North American natural gas market."

Following a transition period, the Business will be fully integrated into Macquarie Cook Energy. The majority of Macquarie Cook Energy's operations will be relocated to Houston which will serve as its headquarters. The integrated business will continue to be led by Nicholas O'Kane, Executive Director and Global Head of Macquarie's Energy Markets Division.

Commenting on the acquisition, Mr O'Kane said, "Since entering the North American wholesale natural gas markets in 2005, Macquarie Cook Energy has become a significant participant in gas trading, offering counterparties a strong risk management culture and the strength and experience of Macquarie Group. This is a business and a market that both Macquarie and the Constellation Energy team are experienced in and know very well. Constellation Energy's operations are a highly complementary fit with our own existing business and will bolster areas in which we currently have a relatively low market share, notably in the Mid-Continent and Canadian markets."

The transaction is expected to close in the second quarter of 2009 and is subject to regulatory approvals and other customary closing conditions.

Financial details of the transaction were not disclosed.

About Macquarie
Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world. Macquarie Group Limited is listed in Australia (ASX:MQG) and is regulated by APRA, the Australian banking regulator, as the owner of Macquarie Bank Limited, an authorized deposit taker. Macquarie's activities are subject to the regulation by over 100 agencies around the world.

Founded in 1969, Macquarie operates in more than 27 countries and employs over 13,000 people. Assets under management total more than $US 189 billion (as of September 30, 2008).

About Macquarie Cook Energy
Macquarie Cook Energy is an energy trading and marketing company servicing North America's largest natural gas producers, utilities, industrial users, and other large wholesale energy sector participants.

A member of the Macquarie Group, Macquarie Cook Energy specializes in providing natural gas supply, storage and transportation services, hedging solutions and structured transactions for customers.

The Macquarie Group is active in a broad range of financial and physical commodities markets globally, with a worldwide team of professionals who have in-depth knowledge across a range of commodity sectors.

Additional information can be found at www.macquarie.com/mce/

For further information, please contact:

Paula Chirhart
Corporate Communications, Macquarie Group
Tel: +1 212 231 1239
Email: paula.chirhart@macquarie.com

END